Bioheart, Inc.

13794 NW 4th Street, Suite 212,

Sunrise, Florida 33325

May 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Johnny Gharib, Jeffrey P. Riedler

Re:

Bioheart, Inc.

Post-Effective Amendment No. 1 to Form S-1

Filed April 23, 2013

File No. 333-179096

Mr. Gharib and Mr. Riedler:

The Company received you letter of April 29, 2013, and responds as follows:

Signatures, page 83

1. Please amend your filing to provide the signatures of your principal financial officer and your controller or principal accounting officer. If your chief executive officer, Mike Tomas, also serves in these capacities, please revise his signature line to indicate that he is signing in these capacities as well. Please see Instruction 1 to the Signatures section of Form S-1 for guidance.

We have noted your comment and revised the filing to include the signatures of our principal financial officer and our principal accounting officer.

The Company hereby acknowledges:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mike Tomas

Mike Tomas

Chief Executive Officer